United States securities and exchange commission logo





                              December 20, 2023

       Harith Rajagopalan, M.D., Ph.D.
       Chief Executive Officer
       Fractyl Health, Inc.
       17 Hartwell Avenue
       Lexington, MA 02421

                                                        Re: Fractyl Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 14,
2023
                                                            File No. 333-276046

       Dear Harith Rajagopalan:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please revise to provide the source for your statement that up to two-thirds of patients discontinue weekly
GLP-1RA therapy within the first year. In your revisions, please disclose the drugs that
were discontinued and the dates covered by the study or
                                                        studies showing the
discontinuation.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Harith Rajagopalan, M.D., Ph.D.
Fractyl Health, Inc.
December 20, 2023
Page 2

statement.

       Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,

FirstName LastNameHarith Rajagopalan, M.D., Ph.D.         Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameFractyl Health, Inc.
                                                          Services
December 20, 2023 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName